Filed Pursuant to Rule 433
Registration No. 333-223208
May 17, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Buffered Market Participation Securities^{TM}



Linked to the:

Financial Select Sector SPDR® Fund │ Technology Select Sector SPDR® Fund

► 1.00x exposure to any positive return of the relevant Reference Asset, subject to a maximum return of 11.30%

► Protection from the first 10% of any losses of the relevant Reference Asset

► Approximately 15 months maturity

► All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Market Participation Securities ^{TM} (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $950.00 and $980.00 per security, for each of the securities, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security / Total linked to the XLF	$1,000/		
Per security / Total linked to the XLK	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.275% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus

HSBC

This free writing prospectus relates to two separate offerings of Buffered Market Participation Securities™ by HSBC USA Inc., each linked to the performance of a different Reference Asset as indicated below.

Reference Asset	Market Exposure	Ticker	Maximum Cap	CUSIP
Financial Select Sector SPDR® Fund	Financial sector of the U.S. equity market	XLF	11.30%	40435FB55 / US40435FB551
Technology Select Sector SPDR® Fund	Technology sector of the U.S. equity market	XLK	11.30%	40435FB63 / US40435FB635

Indicative Terms[1]

Principal Amount	$1,000 per security
Term	Approximately 15 months
Upside Participation Rate	100% (1.00x) exposure to any positive Reference Return, subject to the Maximum Cap
Buffer Percentage	With respect to each offering, -10%
Reference Return	Final Price – Initial Price / Initial Price
Payment at Maturity per Security	If the relevant Reference Return is greater than zero, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage: $1,000 (zero return). If the relevant Reference Return is less than the Buffer Percentage: $1,000 + [$1,000 × (Reference Return + 10%)]. For example, if the relevant Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. If the relevant Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90%) of your investment.
Initial Price	The official Closing Price of the relevant Reference Asset on the Pricing Date
Final Price	The official Closing Price of the relevant Reference Asset on the Final Valuation Date
Pricing Date	June 13, 2018
Trade Date	June 13, 2018
Original Issue Date	June 18, 2018
Final Valuation Date[2]	September 13, 2019
Maturity Date[2]	September 18, 2019

The Securities

The securities are designed for investors who believe the relevant Reference Asset will appreciate over the term of the securities. If the relevant Reference Return is below the Buffer Percentage, then the securities are subject to a 1:1 exposure to any potential decline of the relevant Reference Asset beyond the Buffer Percentage of -10%.

If the relevant Reference Asset appreciates over the term of the securities, you will realize a return equal to 100% (1.00x) of the relevant Reference Asset appreciation, subject to a Maximum Cap of 11.30%. Should the relevant Reference Asset decline, you will lose 1% of your investment for every 1% decline in the relevant Reference Asset beyond the Buffer Percentage.



[1]As more fully described on page FWP-4.
[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 100% (1.00x) Upside Participation Rate of 100%, reflecting the Buffer Percentage of -10%, and reflecting the Maximum Cap of 11.30%.

Reference Return	Participation in Reference Return	Securities Return
30.00%	1.00x upside exposure, subject to Maximum Cap	11.30%
10.00%	1.00x upside exposure	10.00%
-5.00%	Buffer Percentage of -10%	0.00%
-20.00%	1x loss beyond Buffer Percentage	-10.00%

Information about each Reference Asset

The Financial Select Sector SPDR® Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The Financial Select Sector Index is composed of companies whose primary line of business is directly associated with the financial sector.



The Technology Select Sector SPDR® Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index. The Technology Select Sector Index measures the performance of the technology sector of the U.S. equity market. The Technology Select Sector Index is composed of companies whose primary line of business is directly associated with the technology sector.



The graphs above illustrate the performance of the relevant Reference Asset from January 1, 2008 through May 16, 2018. The closing prices in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information, please see "Information Relating to the Securities Linked to the Financial Select Sector SPDR® Fund" on page FWP-12 and page S-12 of the ETF Underlying Supplement and "Information Relating to the Securities Linked to the Technology Select Sector SPDR® Fund" on page FWP-14 of this free writing prospectus. We have derived all disclosure regarding the relevant Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the relevant Reference Asset or any underlying index.

HSBC USA Inc.
Buffered Market Participation Securities



Linked to the:
Financial Select Sector SPDR® Fund│Technology Select Sector SPDR® Fund

This free writing prospectus relates to two offerings of Buffered Market Participation Securities. Each of the two securities will have the respective terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is less than the Buffer Percentage, lose some or a significant portion (up to 90%) of your principal.**

This free writing prospectus relates to two separate offerings of securities, each linked to the performance of a specific index fund (each a "Reference Asset"). Each of the two securities will have a Maximum Cap of 11.30% as indicated in the table below. The performance of each of the two securities does not depend on the performance of any of the other securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The relevant underlying index fund, as indicated below

Reference Asset	Ticker	Upside Participation Rate	Maximum Cap	CUSIP/ISIN
Financial Select Sector SPDR® Fund	XLF	100%	11.30%	40435FB55 / US40435FB551
Technology Select Sector SPDR® Fund	XLK	100%	11.30%	40435FB63 / US40435FB635

Trade Date:	June 13, 2018
Pricing Date:	June 13, 2018
Original Issue Date:	June 18, 2018
Final Valuation Date:	September 13, 2019, which is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be September 18, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Upside Participation Rate:	100% (1.00x)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Final Settlement Value:	***If the relevant Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). ***If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage***, you will receive $1,000 per $1,000 Principal Amount (zero return). ***If the relevant Reference Return is less than the Buffer Percentage,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 10%)]. Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the relevant Reference Return is below the Buffer Percentage. For example, if the relevant Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the relevant Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90%) of your investment.**
Buffer Percentage:	With respect to each offering, -10%
Initial Price:	The Official Closing Price of the relevant Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the relevant Reference Asset on the Final Valuation Date.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to separate offerings of securities, each linked to a different Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of securities relate to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the relevant Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap).

If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the relevant Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + [$1,000 × (Reference Return + 10%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the relevant Reference Return is below the Buffer Percentage. For example, if the relevant Reference Return is -30%, you will suffer a 20% loss and receive 80%of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the relevant Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90%) of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

Select Sector SPDR Trust is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with a return linked to the potential positive performance of the relevant Reference Asset and you believe the price of the relevant Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap of 11.30%, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below the Buffer Percentage of -10%.

▶ You are willing to forgo dividends or other distributions paid to holders of the relevant Reference Asset or the stocks held by the relevant Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the relevant Reference Return will be negative or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap of 11.30%, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below the Buffer Percentage of -10%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid to the holders of the relevant Reference Asset or the stocks held by the relevant Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the relevant Reference Asset or any of the stocks included in the related Underlying Index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying, prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price by more than 10%. Accordingly, if the relevant Reference Return is less than the Buffer Percentage of -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose some or a significant portion (up to 90%) of your investment at maturity if the relevant Reference Return is less than the Buffer Percentage.

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the price of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of 11.30%. You will not receive a return on the securities greater than the Maximum Cap.

The amount payable on the securities is not linked to the price of the relevant Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the relevant Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the relevant Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the relevant Reference Asset prior to such decrease. Although the actual price of the relevant Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the relevant Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Owning the securities is not the same as owning the relevant Reference Asset or the stocks included in the related Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned the relevant Reference Asset or stocks included in the related Underlying Index. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the relevant Reference Asset or the stocks included in the related Underlying Index.

Changes that affect the relevant Reference Asset or the related Underlying Index may affect the price of the relevant Reference Asset and the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer or S&P Dow Jones Indices LLC (the "Index Sponsor"), the index sponsor of the Underlying Index for each Reference Asset, concerning additions, deletions and substitutions of the constituents included in the relevant Reference Asset or

the related Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the relevant Reference Asset or the related Underlying Index may affect the price of the relevant Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the relevant Reference Asset or the related Underlying Index, as applicable, could also affect the price of the relevant Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the relevant Reference Asset or the related Underlying Index, as applicable. Any such actions could affect the price of the relevant Reference Asset and the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the relevant Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Industry concentration risk and the risk associated with investments in a particular sector.

The securities held by the relevant Reference Asset operate in one industry. As a result, the return on the relevant Reference Asset may be lower, and more volatile, than that of an index fund which invests in a broader range of companies.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Reference Asset relative to its Initial Price. We cannot predict the Final Price of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not expected to be the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Price: $60.00

▸ Upside Participation Rate: 100%

▸ Maximum Cap: 11.30%

▸ Buffer Percentage: -10%

The actual Initial Price will be determined on the Pricing Date.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
$120.00	100.00%	$1,113.00	11.30%
$108.00	80.00%	$1,113.00	11.30%
$96.00	60.00%	$1,113.00	11.30%
$84.00	40.00%	$1,113.00	11.30%
$78.00	30.00%	$1,113.00	11.30%
$72.00	20.00%	$1,113.00	11.30%
$69.00	15.00%	$1,113.00	11.30%
$66.78	11.30%	$1,113.00	11.30%
$63.00	5.00%	$1,050.00	5.00%
$61.20	2.00%	$1,020.00	2.00%
$60.60	1.00%	$1,010.00	1.00%
$60.00	**0.00%**	**$1,000.00**	**0.00%**
$59.40	-1.00%	$1,000.00	0.00%
$58.80	-2.00%	$1,000.00	0.00%
$57.00	-5.00%	$1,000.00	0.00%
$55.80	-7.00%	$1,000.00	0.00%
$54.00	-10.00%	$1,000.00	0.00%
$48.00	-20.00%	$900.00	-10.00%
$42.00	-30.00%	$800.00	-20.00%
$36.00	-40.00%	$700.00	-30.00%
$30.00	-50.00%	$600.00	-40.00%
$12.00	-80.00%	$300.00	-70.00%
$0.00	-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $63.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 5.00\% \times 100\%)$$

$$= \$1,050.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does not exceed the Maximum Cap.

Example 2: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $72.00.

Reference Return:	20.00%
Final Settlement Value:	**$1,113.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,113.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$

$$= \$1,000 + (\$1,000 \times 11.30\%)$$

$$= \$1,113.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $57.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Percentage of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 4: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $36.00

Reference Return:	-40.00%
Final Settlement Value:	**$700.00**

Because the Reference Return is less than the Buffer Percentage of -10%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 10\%)]$$

$$= \$1,000 + [\$1,000 \times (-40.00\% + 10\%)]$$

$$= \$700.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset by more than 10%. **You will lose some or a significant portion (up to 90%) of your investment**.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE FINANCIAL SELECT SECTOR SPDR® FUND

The disclosure relating to the XLF contained below relates only to the offering of securities linked to the XLF.

The Financial Select Sector SPDR® Fund ("XLF")

The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The Financial Select Sector Index is composed of companies whose primary line of business is directly associated with the financial sector.***For more information about the XLF, see "Financial Select Sector SPDR® Fund" beginning on page S-12 of the accompanying ETF Underlying Supplement.***

Historical Performance of the XLF

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the XLF for each quarter in the period from January 1, 2008 through May 16, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the XLF should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	23.95	19.00	20.18	June 30, 2013	16.38	14.48	15.83
June 30, 2008	22.47	16.40	16.40	September 30, 2013	16.95	15.76	16.18
September 30, 2008	18.38	13.95	16.21	December 31, 2013	17.75	15.89	17.75
December 31, 2008	16.71	7.62	10.25	March 31, 2014	18.25	16.67	18.14
March 31, 2009	10.30	5.03	7.15	June 30, 2014	18.60	17.28	18.47
June 30, 2009	10.57	7.15	9.72	September 30, 2014	19.33	17.99	18.81
September 30, 2009	12.46	9.01	12.13	December 31, 2014	20.33	17.90	20.08
December 31, 2009	12.76	11.38	11.68	March 31, 2015	20.08	18.68	19.58
March 31, 2010	13.01	11.09	12.97	June 30, 2015	20.52	19.56	19.80
June 30, 2010	13.84	11.21	11.21	September 30, 2015	20.77	18.09	18.40
September 30, 2010	12.25	10.91	11.65	December 31, 2015	20.16	18.40	19.31
December 31, 2010	13.00	11.64	12.95	March 31, 2016	19.31	15.99	18.28
March 31, 2011	13.97	12.92	13.33	June 30, 2016	19.36	17.42	18.54
June 30, 2011	13.56	11.94	12.45	September 30, 2016	19.95	18.17	19.30
September 30, 2011	12.71	9.36	9.61	December 31, 2016	23.75	19.21	23.25
December 31, 2011	11.41	9.16	10.56	March 31, 2017	25.24	22.95	23.73
March 31, 2012	12.97	10.56	12.81	June 30, 2017	24.69	22.90	24.67
June 30, 2012	12.92	10.86	11.87	September 30, 2017	25.86	23.88	25.86
September 30, 2012	13.22	11.55	12.67	December 31, 2017	28.22	25.86	27.91
December 31, 2012	13.55	12.31	13.32	March 31, 2018	30.17	26.82	27.57
March 31, 2013	15.00	13.32	14.77	May 16, 2018*	28.28	26.92	28.24

* This free writing prospectus includes information for the second calendar quarter of 2018 for the period from April 1, 2018 through May 16, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for second calendar quarter of 2018.

The graph below illustrates the daily performance of the XLF from January 1, 2008 through May 16, 2018 based on closing price information from the Bloomberg Professional® service. *Past performance of the XLF is not indicative of its future performance.*



INFORMATION RELATING TO THE SECURITIES LINKED TO THE TECHNOLOGY SELECT SECTOR SPDR® FUND

The disclosure relating to the XLK contained below relates only to the offering of securities linked to the XLK.

The Technology Select Sector SPDR® Fund ("XLK")

The Select Sector SPDR® Trust is a registered investment company that consists of eleven separate investment portfolios (each, a "SelectSector SPDR® Fund"), including the XLK. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together, comprise all of the companies in the SPX. Additional information about how each of the Select Sector Indices is determined and calculated can be found in the section "The Financial Select Sector SPDR® Fund" beginning on page S-12 of the ETF Underlying Supplement, and is applicable to the XLK, except as discussed in this section. Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

The Technology Select Sector SPDR® Fund trades on the NYSE under the ticker symbol "XLK."

The XLK seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index. The Technology Select Sector Index measures the performance of the technology sector of the U.S. equity market. The Technology Select Sector Index is composed of companies whose primary line of business is directly associated with the technology sector. The returns of the XLK may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The Technology Select Sector Index includes companies from the following industries: computers & peripherals; software; diversified telecommunication services; communications equipment; semiconductors & semiconductor equipment; internet software & services; IT services; electronic equipment, instruments & components; wireless telecommunication services; and office electronics. As of April 30, 2018, the Technology Select Sector Index is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the index is a constituent company of the S&P 500® Index; and (2) the index is calculated by SPDJI based on methodology proprietary to the SPDJI and BofA Merrill Lynch Research using a "modified market capitalization" methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended. As of April 30, 2018, the index was composed of 73 stocks.

Historical Performance of the XLK

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of the XLK for each quarter in the period from January 2, 2008 through May 16, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	26.62	21.78	22.5	June 30, 2013	32.2	29.31	30.59
June 30, 2008	25.43	22.5	22.88	September 30, 2013	32.8	30.59	32.03
September 30, 2008	23.7	19.07	19.8	December 31, 2013	35.74	31.53	35.74
December 31, 2008	19.8	13.2	15.41	March 31, 2014	36.65	34.09	36.35
March 31, 2009	16.31	13.22	15.62	June 30, 2014	38.42	35.2	38.35
June 30, 2009	18.43	15.62	18.17	September 30, 2014	40.6	38.35	39.91
September 30, 2009	20.99	17.34	20.87	December 31, 2014	42.49	37.21	41.35
December 31, 2009	23.13	20.25	22.87	March 31, 2015	43.43	39.9	41.44
March 31, 2010	23.26	20.84	23.09	June 30, 2015	43.78	41.36	41.4
June 30, 2010	24.06	20.4	20.4	September 30, 2015	43.67	37.7	39.5
September 30, 2010	23.15	20.29	23.02	December 31, 2015	44.57	39.5	42.83
December 31, 2010	25.28	22.84	25.18	March 31, 2016	44.45	38.71	44.36
March 31, 2011	27.01	24.69	26.07	June 30, 2016	44.7	41.42	43.36
June 30, 2011	26.84	24.49	25.7	September 30, 2016	47.91	43.15	47.78
September 30, 2011	26.74	22.52	23.57	December 31, 2016	49.17	46.02	48.36
December 31, 2011	26.51	23.04	25.45	March 31, 2017	53.43	48.36	53.31
March 31, 2012	30.44	25.45	30.15	June 30, 2017	57.44	52.37	54.72
June 30, 2012	30.48	27.2	28.75	September 30, 2017	59.1	54.34	59.1
September 30, 2012	31.66	27.9	30.83	December 31, 2017	65.13	59.1	63.95
December 31, 2012	31.05	27.62	28.95	March 31, 2018	70.73	62.01	65.42
March 31, 2013	30.43	28.95	30.27	May 16, 2018*	69.98	63.86	69.52

* This free writing prospectus includes information for the second calendar quarter of 2018 for the period from April 1, 2018 through May 16, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for second calendar quarter of 2018.

The graph below illustrates the daily performance of the XLK from January 2, 2008 through May 16, 2018 based on closing price information from the Bloomberg Professional® service. **Past performance of the XLK is not indicative of its future performance.**



EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the relevant Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the relevant Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the relevant Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.275% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the relevant Reference Asset (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction,"

any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the relevant Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the relevant Reference Asset or any of the entities whose stock is owned by the relevant Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the relevant Reference Asset or one or more of the entities whose stock is owned by the relevant Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the relevant Reference Asset or the entities whose stock is owned by the relevant Reference Asset and consult your tax advisor regarding the possible consequences to you if the relevant Reference Asset or one or more of the entities whose stock is owned by the relevant Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Buffered Market Participation Securities Linked to the Financial Select Sector SPDR® Fund

$ Buffered Market Participation Securities Linked to the Techonology Select Sector SPDR® Fund

May 17, 2018

FREE WRITING PROSPECTUS